EXHIBIT 12
PEPSIAMERICAS, INC.
STATEMENT OF CALCULATION
OF RATIO OF EARNINGS TO FIXED CHARGES
(in millions, except ratios)

	Fiscal Years
	2006		2005		2004		2003		2002
Earnings:
Income before income taxes and equity in net earnings (loss) of nonconsolidated companies	$243.2		$298.6		$282.4		$240.5		$220.6
Fixed charges	114.0		104.8		73.4		84.4		83.4

Earnings as adjusted	$357.2		$403.4		$355.8		$324.9		$304.0

Fixed Charges:
Interest expense	$105.2		$93.4		$65.1		$77.5		$77.1
Portion of rents representative of interest factor	8.8		11.4		8.3		6.9		6.3

Total fixed charges	$114.0		$104.8		$73.4		$84.4		$83.4

Ratio of Earnings to Fixed Charges	3.1	x	3.8	x	4.8	x	3.8	x	3.6	x